April 12, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.  20549

Re:  Confirmation of Representations Made by Arthur Andersen LLP

This letter confirms that Consolidated Freightways Corporation has received the following representations from Arthur Andersen LLP, independent public accountants, engaged to audit the financial statements included in the Company's Form 10-K:

  the audit was subject to Arthur Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards; and

  there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation and availability of foreign affiliates of Arthur Andersen to conduct relevant portions of the audit.



/s/Robert E. Wrightson
Robert E. Wrightson
Executive Vice President and Chief Financial Officer